COVER LETTER

Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
March 7, 2014

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	GEO JS Tech Group Corp.
Amendment No. 6 to
Form S-1 (Filed January 28, 2014)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to your letter dated March 4, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of GEO JS Tech Group Corp. (“GEO Tech” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 6 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes to Amendment No. 6 in response to the Staff’s comments as described below in addition to updating applicable financial statements.

Business

Comment 1.
We note your disclosure regarding mining title right and legal title for your Mexican properties. Please further clarify the difference between mining title right and legal title in Mexico. Include in your response a discussion of the activities you are able to perform on your properties in Mexico with mining title rights and/or legal title.

Response to Comment 1:  We have added a new first paragraph under the “Joint Venture” heading on page 20 to discuss the differences between mining title rights and legal title in Mexico.  Generally mining title rights give the Company the ability to extract minerals from the property, with permission from the landowner who typically receives a royalty and has the responsibility for related property taxes and regulations.  With a legal land title, the Company does not have to pay royalties and has the ability to sell or lease the land to other, although the Company is obligated for the property taxes and related regulations. We have also revised the fifth and sixth paragraphs under the “Joint Venture” heading to better distinguish as necessary the differences between mining title rights and legal title in Mexico.

Comment 2.
We note your response to comment 2 from our letter dated February 7, 2014. We are unable to read the figure on page 27 of your disclosure and it appears that this figure contains sample results. Please advise.

Response to Comment 2:  The map displayed on page 27 shows only the plots available on the property.  The figures included on the map depict topographical elevation details of the plots and do not contain any sample results.  We have also modified the caption at the bottom of the page to read “Topographical Map of Plot”.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
March 7, 2014

Comment 3.
Please clarify your interest in the El Sara property. Your disclosure on page 21 indicates that the joint venture for development of the property is divided between Geo Tech (50%) and Canaan Mining (50%). You also refer to Jamison Wong, who owns Canaan Mining, as your joint venture partner on page 30. It is unclear why you do not discuss this relationship under Joint Ventures or attach the joint venture agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. Please revise or advise.

Response to Comment 3:The initial joint venture agreement for El Sara was created on April 17, 2011 by Jamison Wong of Canaan Mining with two other parties, all equally at one-third each.  Luis Adolfo Barbosa Cordova (one of the parties) sold his portion to GEO Tech and Canaan Mining equally for $100,000 each and as a result the modified agreement equally divided things between GEO Tech and Canaan Mining at 50% each.  Luis Adolfo Barbosa Cordova will continue to provide the mining title right for a royalty of $12 per MTS.  A new Exhibit 10.8 has been added with the original and modified agreement.  Also, we have added a new seventh paragraph under the “Joint Venture” section on page 20 to discuss the El Sara joint venture.

Joint Ventures

Comment 4.
We note your revised disclosure in response to comment 6 from our letter dated February 7, 2014 and we reissue the comment. In this regard, it remains unclear why you continue to state that you have acquired legal title to the Marias project but do not address the $100,000 deposit still required in order to acquire the remaining 50% land title. Please revise to reconcile the statements or advise.

Response to Comment 4: As set forth in our response to comment 1 above, we have added a new first paragraph under the “Joint Venture” heading on page 20 to discuss the differences between mining title rights and legal title in Mexico and also revised the fifth and sixth paragraphs under the “Joint Venture” heading to better distinguish as necessary the differences between mining title rights and legal land title rights in Mexico. The revised fifth and sixth paragraphs also discuss $100,000 exploration cost for the legal land title right and the treatment of the $100,000 deposit for the land title rather than a mining title right concession.

Financial Statements
Interim Financial Statements for the Nine Months Ended December 31, 2013 and 2012
Notes to Financial Statements
Note 9. Concentrations

Comment 5.
Please revise to expand your disclosures to include dependence on major customers and major suppliers during the nine months ended December 31, 2013 and 2012 as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Response to Comment 5:  In response to your comment, we have expanded disclosure under Note 9 to the December 31, 2013 and 2012 financial statements to include information during the nine months ended December 31, 2013 and 2012.

Exhibit 23.1

Comment 6.
We note the consent refers to the financial statements as of March 2013 and 2012. Please direct your auditor to revise its consent to make reference to the appropriate period of financial statements consistent with the audit report included on page F-3.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
March 7, 2014

Response to Comment 6:  The Company’s auditor has revised its consent to make the appropriate reference to the financial statements as of March 31, 2013 and 2012.

Please review Amendment No. 6 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

         /S/      Leonard E. Neilson

Leonard E. Neilson

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Attachments
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp